AH 3/6/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003146

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


FEB 28 2002

SEC FILE NUMBER
8- 28561

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
FEB 28 2002

NAME OF BROKER-DEALER:

INVESCO Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4350 South Monaco Street
(No. and Street)

Denver, CO 80237
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald L. Grooms (720) 624-6300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name — *if individual, state last, first, middle name*)

1225 17th Street, Suite 3100	Denver,	CO	80202-3341
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald L. Grooms, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESCO Distributors, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Sr. Vice President & Treasurer

Title



My Commission Expires September 4, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of ~~Financial Condition.~~
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

INVESCO DISTRIBUTORS, INC.
(Wholly Owned by INVESCO Funds Group, Inc.)

Financial Statements
And Supplementary Information As Of December 31, 2001

Together With Report Of Independent Public Accountants


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To INVESCO Distributors, Inc.:

We have audited the accompanying balance sheet of INVESCO DISTRIBUTORS, INC. (a Delaware corporation and a wholly owned subsidiary of INVESCO Funds Group, Inc.) as of December 31, 2001, and the related statements of operations, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INVESCO Distributors, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Denver, Colorado,
January 25, 2002.

INVESCO DISTRIBUTORS, INC.
(Wholly Owned by INVESCO Funds Group, Inc.)

BALANCE SHEET

AS OF DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 6,226,498
RECEIVABLES:	
Investors on unsettled fund share transactions	10,046,605
Affiliates, net	3,637,078
Compensation plan fees from affiliates and managed trust funds	4,749,503
	24,659,684
Deferred tax asset	191,250
	$24,850,934

LIABILITIES AND STOCKHOLDER'S EQUITY

ACCOUNTS PAYABLE:	
Investment companies on unsettled fund share transactions	$10,046,605
Trade accounts payable	7,366,795
Total liabilities	17,413,400
COMMITMENTS AND CONTINGENCIES (Notes 2 and 4)	
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value, per share; 5 shares authorized, issued and outstanding	5
Additional paid-in capital	757,761
Retained earnings	6,679,768
Total stockholder's equity	7,437,534
	$24,850,934

The accompanying notes are an integral part of this balance sheet.

INVESCO DISTRIBUTORS, INC.
(Wholly Owned by INVESCO Funds Group, Inc.)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

OPERATING REVENUES:	
Distribution, management, trustee and investment advisory fees (Note 2)	$110,570,526
Investment income, net	193,993
Total operating revenues	110,764,519
OPERATING EXPENSES:	
Compensation and benefits charge from parent (Note 2)	23,058,575
Advertising, printing, distribution and registration	78,305,845
Management charge from affiliate (Note 2)	1,437,000
Other	5,102,782
Total operating expenses	107,904,202
NET INCOME BEFORE INCOME TAX EXPENSE	2,860,317
INCOME TAX EXPENSE	1,653,428
NET INCOME	$ 1,206,889

The accompanying notes are an integral part of this financial statement.

INVESCO DISTRIBUTORS, INC.
(Wholly Owned by INVESCO Funds Group, Inc.)

STATEMENT OF STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
BALANCES, December 31, 2000	5	$5	$699,733	$5,472,879	$6,172,617
Net income	-	-	-	1,206,889	1,206,889
Tax benefit of non-qualified stock options	-	-	58,028	-	58,028
BALANCES, December 31, 2001	5	$5	$757,761	$6,679,768	$7,437,534

The accompanying notes are an integral part of this financial statement.

INVESCO DISTRIBUTORS, INC.
(Wholly Owned by INVESCO Funds Group, Inc.)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,206,889
Adjustments to reconcile net income to net cash provided by operating activities-	
Decrease in compensation plan fees receivable from affiliates and managed trust funds	2,443,188
Increase in net affiliates receivable	(955,877)
Decrease in trade accounts payable	(2,558,234)
Tax benefit of non-qualified stock options	58,028
Net cash provided by operating activities	193,994
Net increase in cash and cash equivalents	193,994
CASH AND CASH EQUIVALENTS, beginning of period	6,032,504
CASH AND CASH EQUIVALENTS, end of period	$ 6,226,498

The accompanying notes are an integral part of this financial statement.

INVESCO DISTRIBUTORS, INC.
(Wholly Owned by INVESCO Funds Group, Inc.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The accompanying financial statements include the accounts of INVESCO Distributors, Inc., a Delaware corporation ("IDI" or the "Company"). IDI is a wholly owned subsidiary of INVESCO Funds Group, Inc. ("IFG") and IFG is indirectly wholly owned by INVESCO, Inc. ("INC."), who in turn is owned by AMVESCAP PLC. IDI is a registered broker/dealer which provides distributor related services to affiliated registered investment companies ("Funds") managed by IFG.

Cash and Cash Equivalents

The Company considers all highly liquid instruments, including money market funds, with original maturities of three months or less to be classified as cash equivalents. At December 31, 2001, approximately $6,226,500 was invested in affiliated money market funds managed by IFG.

Distribution Fees

The Company receives fees from certain Funds as compensation for costs incurred in the distribution of shares of the Funds (the "Compensation Plans"). Under the Compensation Plans, the Company generally receives 25 basis points per year of the participating Funds' net assets. During the year ended December 31, 2001, the Company recorded revenue of approximately $66,100,000 related to distribution fees under the Compensation Plans. At December 31, 2001, the Company has recorded a receivable of approximately $4,750,000 related to the Compensation Plans.

Income Taxes

The Company's operations are included in the consolidated federal income tax returns of INC. Current income taxes are allocated to the Company by INC., and are calculated on a separate return basis. The remaining liability for such taxes (approximately $1,650,000) has been netted in the receivable to parent in the balance sheet.

The current provision for income taxes represents actual or estimated amounts payable or refundable on tax returns filed or to be filed for each year as calculated on a separate return basis. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the balance sheet. The overall change in deferred tax assets and liabilities for the period measures the deferred tax expense (benefit) for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to income tax expense in the period of enactment. The measurement of net deferred tax assets may be reduced by a

assets will not be realized. At December 31, 2001, the Company has recorded a deferred tax asset of $191,250 (Note 3). The significant portion of this deferred tax asset at December 31, 2001, relates to deferred compensation and retirement benefits.

Estimates and Assumptions

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. TRANSACTIONS WITH AFFILIATES:

The Company is allocated expenses, including compensation and benefits, by IFG based upon estimates of time devoted to the marketing operations of the Company and usage of shared facilities. The Company is also allocated revenue of approximately $44,500,000 from IFG (to allow an approximate operating margin of 3 percent) for distribution services performed. The Company was allocated a management charge from AMVESCAP PLC of $1,437,000 for the year ended December 31, 2001, for corporate overhead and royalty charges on use of the INVESCO name.

3. INCOME TAXES:

Income tax expense for the year ended December 31, 2001, consists of the following:

	Current Income Tax Expense	Deferred Income Tax Benefit	Total
Federal	$1,444,879	$ -	$1,444,879
State	208,549	-	208,549
	$1,653,428	$ -	$1,653,428

Income tax expense for the year ended December 31, 2001, has been provided based upon the federal statutory income tax rate plus a provision for state income taxes.

A reconciliation of the difference between the expected income tax expense computed at the statutory income tax rate and the company's income tax expense as recorded in the accompanying statement of operations is as follows:

Expected income tax expense at statutory tax rate	$1,094,000
The effect of:	
Nondeductible expenses	563,000
Other	(3,600)
Income tax expense	$1,653,400

4. MINIMUM CAPITAL REQUIREMENTS:

IDI, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of a minimum level of net capital, as defined. IDI utilizes the "Alternative Standard" method of net capital computation pursuant to SEC rule 15c3-1 which requires IDI to maintain net capital of at least $250,000. However, the Company intends to maintain regulatory net capital of at least $300,000 in order to be in compliance with the early warning rules. At December 31, 2001, IDI had actual net capital available of $3,675,926.

IFG has agreed to make additional capital contributions to maintain the Company's capital at the required minimum level as necessary.

INVESCO DISTRIBUTORS, INC.
(Wholly Owned by INVESCO Funds Group, Inc.)

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2001

TOTAL NET ASSETS	$ 7,437,534
Less: Unallowable assets-	
Compensation plan fees from affiliates and managed trust funds	(4,749,503)
Receivable from parent and affiliates	(3,637,078)
Add: Unallowable asset offsets-	
Compensation plan accrued commissions	4,749,503
Net capital before haircuts	3,800,456
Haircuts on other securities	(124,530)
Net capital available	3,675,926
Net capital required	250,000
Excess net capital	$ 3,425,926

The accompanying report of independent public accountants and the notes to financial statements should be read in conjunction with this schedule.

INVESCO DISTRIBUTORS, INC.
(Wholly Owned by INVESCO Funds Group, Inc.)

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2001

Note 1:

The Company's Computation of Net Capital under Rule 15c3-1 included in the Company's unaudited December 31, 2001 Form X-17A-5 Part IIA FOCUS report and the accompanying financial statements are reconciled as follows:

Net Capital Available	
Net capital available per unaudited Form X-17A-5	$3,675,921
Add: Increase in net capital available from company post-closing adjustments	5
Net capital available	$3,675,926
Net Capital Requirement	
Net capital requirement per unaudited Form X-17A-5	$ 250,000
Add: Increase in net capital requirement	-
Net capital requirement	$ 250,000
Excess Net Capital	
Excess net capital, per unaudited Form X-17A-5	$3,425,921
Add: Net effect of increase in net capital discussed above	5
Excess net capital	$3,425,926

The accompanying report of independent public accountants and the notes to financial statements should be read in conjunction with this schedule.



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To INVESCO Distributors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of INVESCO DISTRIBUTORS, INC. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

accordance with management's authorization and recorded properly to the permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Denver, Colorado,
January 25, 2002.